Exhibit 2


For Immediate Release

                   A T M I IMPLEMENTS STOCKHOLDER RIGHTS PLAN

         DANBURY, CT -- October 16, 2000 --A T M I, Inc. (Nasdaq: ATMI), today announced that its Board of Directors has approved a Stockholder Rights Plan, effective October 13, 2000, and declared a dividend distribution of one Stock Purchase Right on each outstanding share of the Company's Common Stock.

     The Rights are designed to assure that all of the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of the Company without addressing the legitimate interests of the Company and its stockholders. The Plan is not designed or intended to prevent an acquisition of ATMI on terms that are favorable and fair to all stockholders, unless at the time the interests of the Company and its stockholders would be better served by remaining independent. The Rights Plan was not adopted in response to any specific effort to acquire control of the Company and the directors of ATMI are not aware of any such effort.

     Under the Rights Plan, the Rights will be exercisable if a person or group acquires 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of the Company's Common Stock. Once the Rights become exercisable, each Right will entitle stockholders (other than such acquiring person or members of such acquiring group) to purchase a number of shares of Common Stock having a market value equal to twice the exercise price of $175.00. In addition, if a tender offer for 15 percent or more of the Company's Common Stock has been announced but has not been consummated, the Rights will become exercisable 10 business days after the announcement (unless the Company's Board takes action delaying such exercisability) for the purchase at the exercise price of one one-hundredth of a share of the Company's Junior Participating Preferred Stock.

                                     -more-



A T M I Implements Stockholder Rights Plan -- Page 2


     If the Company is acquired in a merger or other business combination transaction, each holder of a Right will be entitled to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value equal to twice such exercise price.

     Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more (20 percent or more in the case of certain acquisitions by institutional investors) of the Common Stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

     The Rights Plan does not affect the acquisition or ownership of stock by the Company, any subsidiary or any employee benefits plan of the Company.

     The dividend distribution will be made on November 9, 2000, payable to stockholders of record on that date, and will also attach to shares of Common Stock issued by the Company after that date. Until the Rights become exercisable, the Rights will trade with the Common Stock and will not be evidenced by separate certificates. Upon the Rights becoming exercisable, the Rights will trade separately from the Common Stock and as soon as practicable thereafter, separate certificates evidencing the Rights will be mailed to the holders of record of the Common Stock as of the close of business on the date such event occurs and, thereafter, the separate Rights certificates alone will represent the Rights. The Rights distribution is not taxable to stockholders. The Rights will expire on October 12, 2010.

         A T M I provides specialty materials, and related equipment systems and services for the worldwide semiconductor industry.

         Statements which are not historical information are forward looking, and involve risks and uncertainties, including, but not limited to: changes in semiconductor industry growth or A T M I's markets; competition, problems, or delays developing and commercializing new products; problems or delays in integrating acquired operations and businesses into A T M I; and other factors discussed in A T M I's filings with the Securities and Exchange Commission. Such risks and uncertainties could cause actual results to differ from those projected.

                               http://web.atmi.com
                                     # # # #



A T M I Implements Stockholder Rights Plan -- Page 3


For more information contact:
         Dan Sharkey, CFO
         A T M I
         203/794-1100
         DSHARKEY@ATMI.COM